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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934*


                        LIGHTNING ROD SOFTWARE, INC.
                             (Name of Issuer)

                       COMMON STOCK, $.01 par value
                      (Title of Class of Securities)

                               533244.10.0
                              (CUSIP Number)






Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 4 Pages


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CUSIP No.533244.10.0                13G                       Page 2 of 4 Pages


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Venturian Corporation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      N/A                            (a) [   ]
                                     (b) [   ]

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.



NUMBER OF        5     SOLE VOTING POWER
SHARES                 385,742 (a)
BENEFICIALLY
OWNED BY         6     SHARED VOTING POWER
EACH                   -0-
REPORTING
PERSON           7     SOLE DISPOSITIVE POWER
WITH                   385,472 (a)

                 8     SHARED DISPOSITIVE POWER
                       -0-

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      385,472 (a)

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      N/A

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      12.1%

12    TYPE OF REPORTING PERSON*
      IN

* SEE INSTRUCTION BEFORE FILLING OUT!
(a) Includes 78,666 shares issuable within 60 days upon payment under Promissory note.

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CUSIP No.532244.10.0                13G                       Page 3 of 4 Pages


Item 1     Issuer:

           (a) Lightning Rod Software, Inc.
           (b) 7301 Ohms Lane, Suite 600
               Minneapolis, MN  55439

Item 2     Person Filing:

(a) Venuturian Corporation
(b) 11111 Excelsior Blvd.
Hopkins, MN  55343
(c) Organized in USA
(d) Common Stock, $.01 par value
(e) CUSIP 532244-10-0

Item 3     Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b):

           Not Applicable.

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Item 4     Ownership:
           (a) Amount beneficially owned:                            385,742 (a)
           (b) Percent of class:                                     12.1%
           (c) Number of shares as to which the person has:
               i.   Sole power to vote or to direct the vote:        385,742 (a)
               ii.  Shared power to vote or to direct the vote:      0
               iii. Sole power to dispose or to direct the
                    disposition of:                                  385,742
               iv.  Shares power to dispose or to direct the
                    disposition of:                                  0


Item 5     Ownership of Five Percent or Less of a Class:

           Not Applicable.

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

           Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

           Not Applicable.


Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable.
(a) Includes 78,666 shares issuable within 60 days upon payment under promissory note.

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Item 10    Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              May 8, 2000


                                              /s/ Gary Rappaport
                                              ___________________________
                                              By:  Gary Rappaport
                                              Its: Chief Executive Officer